SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         -----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          UNITED PETROLEUM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   911327 50 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Mr. Stuart J. Chasanoff
--------------------------------------------------------------------------------
                           1601 Elm Street, Suite 4000
                               Dallas, Texas 75201
                                 (214) 720-1600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 12, 1999
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box | |

                         (Continued on following pages)

----------------------------------------
CUSIP No. 911327 50 0                                     13D
----------------------------------------

---------- ---------------------------------------------------------------------

1          NAME OF REPORTING PERSON                   INFINITY INVESTORS LIMITED
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
---------- ---------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)| |
                                                                          (b)|X|
---------- ---------------------------------------------------------------------

3          SEC USE ONLY
---------- ---------------------------------------------------------------------

4          SOURCE OF FUNDS*                                                   00

---------- ---------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                    | |

---------- ---------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION               NEVIS, WEST INDIES

---------- ---------------------------------------------------------------------

   NUMBER OF SHARES     7        SOLE VOTING POWER                   1,360,862**
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
        WITH:           8        SHARED VOTING POWER                 0


                        9        SOLE DISPOSITIVE POWER              1,360,862**


                        10       SHARED DISPOSITIVE POWER            0
----------------------- -------- -----------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                                  1,360,862**
---------- ---------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   | |
---------- ---------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            27.2%**
---------- ---------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*                                     CO
---------- ---------------------------------------------------------------------
                               * SEE INSTRUCTIONS

       ** Seacrest Capital Limited and Fairway Capital Limited are wholly owned subsidiaries of Infinity Investors Limited. Accordingly, Infinity Investors Limited may be deemed to be the beneficial owner of the shares of common stock of United Petroleum Corporation reported herein that are owned by Seacrest Capital Limited and Fairway Capital Limited. Such shares of common stock of United Petroleum Corporation are not included above so as to avoid double counting.

----------------------------------------
CUSIP No. 911327 50 0                                     13D
----------------------------------------

---------- ---------------------------------------------------------------------

1          NAME OF REPORTING PERSON                     SEACREST CAPITAL LIMITED
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             N/A
---------- ---------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)| |
                                                                          (b)|X|
---------- ---------------------------------------------------------------------

3          SEC USE ONLY
---------- ---------------------------------------------------------------------

4          SOURCE OF FUNDS*                                                   00
---------- ---------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                    | |
---------- ---------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION               NEVIS, WEST INDIES
---------- ---------------------------------------------------------------------

   NUMBER OF SHARES     7        SOLE VOTING POWER                       62,731
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
        WITH:           8        SHARED VOTING POWER                     0


                        9        SOLE DISPOSITIVE POWER                  62,731


                        10       SHARED DISPOSITIVE POWER                0
---------- ---------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                                      62,731
---------- ---------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   | |
---------- ---------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              1.3%
---------- ---------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*                                         CO
---------- ---------------------------------------------------------------------
                               * SEE INSTRUCTIONS

----------------------------------------
CUSIP No. 911327 50 0                                     13D
----------------------------------------

---------- ---------------------------------------------------------------------

1          NAME OF REPORTING PERSON                      FAIRWAY CAPITAL LIMITED
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                N/A
---------- ---------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)| |
                                                                          (b)|X|
---------- ---------------------------------------------------------------------

3          SEC USE ONLY
---------- ---------------------------------------------------------------------

4          SOURCE OF FUNDS*                                                  00
---------- ---------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                    | |
---------- ---------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION              NEVIS, WEST INDIES
---------- ---------------------------------------------------------------------

   NUMBER OF SHARES     7        SOLE VOTING POWER                       0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
        WITH:           8        SHARED VOTING POWER                     62,731


                        9        SOLE DISPOSITIVE POWER                  0


                        10       SHARED DISPOSITIVE POWER                62,731
---------- ---------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                                      62,731
---------- ---------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   | |
---------- ---------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              1.3%
---------- ---------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*                                         CO
---------- ---------------------------------------------------------------------
                               * SEE INSTRUCTIONS

1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of United Petroleum Corporation, a Delaware corporation, which has its principal executive offices located at 5800 N.W. 74th Avenue, Miami, Florida 33166 (the "Issuer" ).

2.   IDENTITY AND BACKGROUND.

         (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Infinity Investors Limited ("Infinity"), Seacrest Capital Limited ("Seacrest") and Fairway Capital Limited ("Fairway" and, together with Infinity and Seacrest, the "Reporting Persons"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HW Partners, L.P. ("HW Partners"), HW Finance, L.L.C. ("HW Finance") and Barrett Wissman ("Wissman"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b) & (c)   REPORTING PERSONS

                     Each of the Reporting Persons is a Nevis, West Indies Corporation. The principal business of each of the Reporting Persons is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of each of the Reporting Persons, which also serves as each of the Reporting Persons' principal office, is Hunkins Waterfront Plaza, Main Street, P.O. Box 556, Charlestown, Nevis, West Indies.

                     The names, business addresses, principal occupations or employments and citizenships of each officer and director of the Reporting Persons are set forth on Schedule A attached hereto and incorporated herein by reference.

         CONTROLLING PERSONS

                     Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as each such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

                     HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and activities related thereto.

                     HW Finance is a Texas limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. Wissman is the Manager of HW Finance.

                     The principal occupation or employment of Wissman is financial management.

         (d) & (e)   During the last five (5) years, no Item  2  Person  and, to the best of the knowledge of the Item 2 Persons, no  person listed  on  Schedule  A hereto  has been  convicted  in any
                     criminal   proceeding   (excluding  traffic  violations  or
                     similar misdemeanors) and no Item 2 Person and, to the best of the knowledge of the Item 2 persons, no person listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2
                     Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Wissman is a U.S. citizen and resident of the State of Texas.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The following disclosure is qualified in its entirety by reference to the Second Amended Plan of Reorganization of United Petroleum Corporation, dated July 23, 1999 (the "Plan") and the order confirming the Plan, dated October 7 (the "Order"), entered by the United States Bankruptcy Court for the District of Delaware (the "Court"). The Plan and the Order are incorporated herein by reference and are filed herewith as Exhibit 99.1 and 99.2, respectively.

     On January 14, 1999 (the "Petition Date"), the Issuer filed a petition for relief under chapter 11 of title 11 of the United States Code (11 U.S.C. ss. 101 et seq.) (the "Bankruptcy Code"). On the Petition Date, the issuer had outstanding three series of convertible debentures (the "Debentures"), pursuant to which the Issuer owed the holders thereof $7,498,510 in principal and accrued interest and two series of preferred stock (the "Old Preferred Stock"), having a liquidation preference of $13,894,796.

     On the Petition Date, Infinity directly held $6,000,044 in principal amount and accrued interest of Debentures (the "Infinity Debentures") as well as Old Preferred Stock having a liquidation preference of $9,503,575 (the "Infinity Preferred Stock").

     On the Petition Date, Seacrest directly held $375,558 in principal amount and accrued interest of Debentures (the "Seacrest Debentures").

     On the Petition Date, Fairway directly held $375,558 in principal amount and accrued interest of Debentures (the "Fairway Debentures").

     On or about July 23, 1999, the Issuer filed the Plan with the Court. The Plan provides for, among other things, the treatment of all previously existing claims against and equity interests in the Issuer.

     Under the Plan, holders of the Debentures are to receive 1,750,000 shares of Common Stock in full satisfaction of the Debentures and holders of the Old Preferred Stock are to receive 650,000 shares of Common Stock in full satisfaction of the Old Preferred Stock.

     Pursuant to the Order, the Court found that the Plan and the Issuer satisfied all the applicable requirements of the Bankruptcy Code, confirmed the Plan, and granted the Issuer a discharge under section 1141 of the Bankruptcy Code.

     On or about November 12, 1999, the Plan was substantially consummated and the transactions contemplated by the Plan were implemented.

     Pursuant to the Plan, Infinity expects that it will receive directly a total of 1,645,566 (32%) shares of Common Stock on account of the Infinity Debentures and the Infinity Preferred Stock.

     Pursuant to the Plan, Seacrest expects that it will receive directly a total of 87,648 (1.75%) shares of Common Stock on account of the Seacrest Debentures.

     Pursuant to the Plan, Fairway expects that it will receive directly a total of 87,648 (1.75%) shares of Common Stock on account of the Fairway Debentures.

     Certain creditors of the Issuer have asserted the right to receive distributions as the holders of Debentures even though such creditors previously exchanged their Debentures for Old Preferred Stock. The Issuer has indicated that it disputes such claims. Pending the resolution of such matters, the Issuer has reserved some of the shares of Common Stock that would otherwise be available for distribution to the holders of Debentures. As a result, as of the date hereof, Infinity has been issued directly a total of 1,360,862 (27.2%) shares of Common Stock on account of the Infinity Debentures and the Infinity Preferred Stock; Seacrest has been issued directly a total of 62,731 (1.25%) shares of Common Stock on account of the Seacrest Debentures; and Fairway has been issued directly a total of 62,731 (1.25%) shares of Common Stock on account of the Fairway Debentures.

     Additionally, the Issuer is holding 200,000 shares of the Common Stock (the `Trust Shares") that will be contributed to a trust to be formed for the settlement of certain securities claims. During the life of the trust, Infinity has no rights with respect to the Trust Shares, however, upon the trust's dissolution, any remaining Trust Shares will be issued directly to Infinity. Thus, depending upon the liquidated amount, if any, of the above referenced securities claims, Infinity may receive all, none or a portion of the Trust Shares.

     The Infinity Debentures were acquired between July and September 1996 (Infinity then held approximately $12.1 million in face amount of Debentures) with funds derived from Infinity's working capital accounts. The Seacrest Debentures and Fairway Debentures were acquired in September 1996 with funds derived from their respective working capital accounts. As used herein the term "working capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. The Infinity Preferred Stock was acquired in April, 1997 in exchange for a portion of the Infinity Debentures.

4.   PURPOSE OF TRANSACTION.

     Infinity, Fairway and Seacrest had acquired their respective Debentures and Old UPC Preferred Stock for investment purposes only. The Reporting Persons, together with Jose P. and Miriam Bared, have an arrangement with respect to the election of all of the members of the board of directors of the Issuer (as further described in Item 6 below). It is expected that the business and operations of the Issuer will continue without substantial change. The Reporting Persons and, to their knowledge, Jose P. and Miriam Bared, currently intend to cause the Issuer's operations to continue to be run and managed by its existing executive officers, but will continue to evaluate the business, operations and management of the Issuer and will take such further actions as they deem appropriate under the circumstances then existing.

     Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  REPORTING PERSONS

          The aggregate number and percentage of shares of Common Stock beneficially owned by Infinity, respectively, is 1,360,862 and 27.2%.

          The aggregate number and percentage of shares of Common Stock beneficially owned by Seacrest, respectively, is 62,731 and 1.3%.

          The aggregate number and percentage of shares of Common Stock beneficially owned by Fairway, respectively, is 62,731 and 1.3%.

          In addition, Infinity owns 70,000 shares of Class A 9% preferred stock of the Issuer.

          Jose P. and Miriam Bared own 2,400,000 (48%) shares of the Common Stock (the "Bared Stock"). Because of the Stockholders Agreement, described in Item 6 below, all of the Bared Stock may be deemed to be beneficially owned by the Reporting Persons (which, together with Jose
          P. and Miriam Bared, may be deemed to comprise a group).

          CONTROLLING PERSONS

          Infinity, as the sole shareholder of Seacrest may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Seacrest (the "Seacrest Shares") pursuant to Rule 13d-3 of the Act.

          Infinity, as the sole shareholder of Fairway may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Fairway (the "Fairway Shares") pursuant to Rule 13d-3 of the Act.

          Each of (1) HW Partners, as advisor to Infinity and (2) HW Finance, as the general partner of HW Partners, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Infinity (including the Seacrest Shares and the Fairway Shares, the "Infinity Shares") pursuant to Rule 13d-3 of the Act.

          In his capacity as controlling person of HW Partners, Wissman may be deemed to be the beneficial owner of the Infinity Shares pursuant to Rule 13d-3 of the Act.

     (b)  REPORTING PERSON

          Acting through its sole shareholder, Infinity, Seacrest would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Seacrest Shares.

          Acting through its sole shareholder, Infinity, Fairway would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Fairway Shares.

          Acting through is advisor, HW Partners, Infinity would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares.

          CONTROLLING PERSONS

          Acting through its sole general partner HW Finance, HW Partners would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares.

          In his capacity as controlling person of HW Partners, Wissman would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares.

     (c) Except as provided herein, no Item 2 Person has effected any transactions in the shares of Common Stock of the Issuer during that period beginning sixty (60) days preceding the date hereof.

     (d)  Not applicable

     (e)  Not applicable

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the contracts and arrangements described above, Infinity, Seacrest, Fairway, Jose P. Bared and Miriam Bared (collectively the "Stockholders") and the Issuer entered into that certain Stockholders Agreement, dated November 3, 1999 (the "Stockholders Agreement"). A true and correct copy of the Stockholders Agreement is attached hereto as
     Exhibit 99.3.

     Among other things, the Stockholders Agreement provides that (a) no Stockholder shall sell, transfer or otherwise dispose of, for a period of two years, such Stockholder's shares of Common Stock; (b) except under certain circumstances, each time the Issuer proposes to sell shares of its capital stock for cash, each Stockholder may purchase its pro rata share of such capital stock on the same price and terms proposed by the Issuer and
     (c) the Stockholders shall vote their Common Stock so that (i) the number of members of the Issuer's board of directors (the "Board") will be five,
     (ii) that two of the five members of the Board will be the representatives of Jose P. and Miriam Bared, (iii) that two of the five members of the Board will be the representatives of Infinity, Seacrest and Fairway and
     (iv) that the fifth member of the Board will be L. Grant Peeples. One of the members designated by Infinity, Seacrest and Fairway is Stuart Chasanoff, who is an officer of HW Partners.

7.   MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit No.              Exhibit
               -----------              -------

               99.1 Second Amended Plan of Reorganization of United Petroleum Corporation, dated July 23, 1999

               99.2 Findings of Fact, Conclusions of Law and Order, dated October 7, of the United States Bankruptcy Court for the District of Delaware confirming the Second Amended Plan of Reorganization of United Petroleum Corporation, dated July 23, 1999

               99.3 Stockholders Agreement, dated November 3, 1999, by and among United Petroleum Corporation, Infinity Investors Limited, Fairway Capital Limited, Seacrest Capital Limited, and Joe Bared and Miriam Bared

                                    SIGNATURE


     After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date:  November 23, 1999



                                              Infinity Investors Limited


                                              By: /s/ James A. Loughran
                                                 -------------------------------
                                                 Title:



                                              Seacrest Capital Limited


                                              By: /s/ James E. Martin
                                                 -------------------------------
                                                 Title:



                                              Fairway Capital Limited


                                              By: /s/ James E. Martin
                                                 -------------------------------
                                                 Title:

                                   SCHEDULE A

              Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity
                                Investors Limited

      NAME AND                 BUSINESS ADDRESS                       PRESENT PRINCIPAL                    POSITION WITH
   CITIZENSHIP OR                                                       OCCUPATION OR                     REPORTING PERSON
      PLACE OF                                                           EMPLOYMENT
     ORGANIZATION

  James A. Loughran          38 Hertford Street,                           Lawyer                             Director
       (Irish)                London England W1Y
                                     7TG

   James E. Martin           38 Hertford Street,                         Accountant                           Director
      (British)               London England W1Y
                                     7TG

   SECORP Limited            38 Hertford Street,                 Nevis, West Indies business                 Secretary
 (Nevis, West Indies)         London England W1Y                 corporation that serves as
                                     7TG                        secretary of various entities

 Margareta Hedstrom          37 Shepherd Street,                     Business Executive               President and Treasurer
      (Swedish)               London England W1Y
                                     7LH

          Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Seacrest Capital Limited

 NAME AND CITIZENSHIP OR PLACE OF      BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION OR      POSITION WITH REPORTING PERSON
           ORGANIZATION                                                 EMPLOYMENT


    James E. Martin (British)        38 Hertford Street,                Accountant                   President and Treasurer
                                    London England W1Y 7TG
      Parchmore Incorporation          80 Broad Street        Liberian business corporation                  Director
            (Liberia)                      Monrovia             that serves as director of
                                           Liberia                   various entities

          Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Fairway Capital Limited.

 NAME AND CITIZENSHIP OR PLACE        BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR       POSITION WITH REPORTING PERSON
        OF ORGANIZATION                                                   EMPLOYMENT
   James E. Martin (British)     38 Hertford Street, London               Accountant                     President and Treasurer
                                       England W1Y 7TG

          Cofides S.A.           38 Hertford Street, London       Nevis, West Indies business                    Director
     (Nevis, West Indies)              England W1Y 7TG            corporation that serves as
                                                                 fiduciary of various entities